Exhibit 99.8 – Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Gold Reserve Inc. of our report dated April 19, 2024, relating to the consolidated financial statements which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-186851, 333-191955, 333-195992, 333-197506, 333-208996 and 333-213336) and Form S-8 (No. 333-188574, 333-197282, 333-214789, 333-256894 and 333-260013) of Gold Reserve Inc. of our report dated April 19, 2024 referred to above. We also consent to reference to us under the heading "Interests of Experts" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Vancouver, Canada

April 19, 2024